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Follow-Up Materials

03003652

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cia Força e Luz Cataguases Leopoldina

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5747 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/5/03

File No. 82-5147

Audited Financial Statements 2001

AR/S
12-31-01



CATAGUAZES-LEOPOLDINA SYSTEM

CFLCL • COMPANHIA FORCA E LUZ CATAGUAZES-LEOPOLDINA
ENERGIPE • EMPRESA ENERGETICA DE SERGIPE S.A.
CENF • COMPANHIA DE ELETRICIDADE DE NOVA FRIBURGO
CELB • COMPANHIA ENERGETICA DA BORBOREMA
SAELPA • SOCIEDADE ANONIMA DE ELETRIFICACÃO DA PARAIBA
ENERGISA S.A.
CAT-LEO ENERGIA S.A.
USINA TERMELETRICA DE JUIZ DE FORA S.A.

CONTENTS

MANAGEMENT REPORT

Below we submit for your appreciation the major facts and events of 2001, together with the corresponding Financial Statements.

1 - The Company's management and the Brazilian scenario

2001 was a year marked by the energy rationing, which was required due to the impossibility of generating and transmitting electric energy at levels fully meeting the market's requirements. The rationing demanded from distribution companies an extraordinary effort to adjust and adapt their programs and budgets in order to face this adversity. Cataguazes-Leopoldina (CFLCL) and its subsidiaries CENF, Energipe, CELB and Saelpa, established interdepartmental teams to coordinate the implementation of the provisions contained in the resolutions of the Energy Crisis Management Committee (CGCE), which was created by the Federal Government to analyze the customers' requests and assist in the inspections and monitoring by the National Electric Energy Agency (Aneel). Training programs for customer service personnel were developed, new computer systems were implemented, and an Energy Exchange was created in the internet for the customers to negotiate their energy quotas; work routines and expansion of the call center became required, as well as the mobilization of public opinion together with several organizations and entities aiming at fully achieving the established targets. Once the rationing was over, at the end of the first two months of 2002, the companies of the Cataguazes-Leopoldina System returned to their full-fledged operations, with duly adapted operation and investment programs, in the expectation of a recovery in the level of activity of their industrial and commercial customers, a recovery which is already noted with the reaction of the electric energy consumption by the various segments of the productive sector, and also a gradual return to normal life and comfort by the consumer-citizen.

2 – Impacts of the electric energy rationing

2.1 – On the electric energy market

In the twelve months of 2001, the consolidated average consumption in the markets of the distribution companies in the Cataguazes-Leopoldina System decreased by 7.9% in relation to the 2000 levels, as shown in the following chart:

Sales of Electric Energy to Retail Market - % Changes

Companies	January to May	June to December	Year 2001
CFLCL	+ 6.3	- 20.2	- 9.4
CENF	+ 1.1	- 27.5	- 15.8
Energipe	+ 3.6	- 14.8	- 7.1
CELB	+ 7.3	- 23.1	- 10.9
Saelpa	+ 5.2	- 13.8	- 5.9
Consolidating to 5 companies	**+ 4.8**	**- 16.9**	**- 7.9**

With these performances, the consolidated volume of sales in retail markets by the aforementioned companies in 2001 was 5,242 GWh. Considering that Saelpa was acquired in November 2000 and in that year the Cataguazes-Leopoldina (CFLCL) consolidated sales only reflected Saelpa's revenues for December, this volume of electric energy sales represents a 37.5% increase when compared to the consolidated result of 2000.

2.2 – On operating revenues and cash generation (EBITDA)

A recently signed agreement between the Federal Government and the electric energy generation and distribution companies establishes and acknowledges an extraordinary tariff recovery program in 2001 aiming to offset the losses arising from the rationing. For the purposes of this offset, at the end of December 2001 the Government authorized electric energy tariff adjustments, at the rate of 2.9% for residential and rural consumers, and 7.9% for commercial, industrial and public sectors, in order to amortize this asset. As a result, CFLCL recorded a consolidated gross operating revenue of R$1,062,590 thousand which includes R$168,738 thousand related to the recognition of this asset. This consolidated revenue represents an increase of 96.6% over the results in 2000.

On the other hand, the consolidated cash generation, measured by the EBITDA, was 62.7% higher than in 2000, totaling R$188,906 thousand (R$1.49 per thousand shares). However, the consolidated EBITDA margin decreased by 5.7 percentage points in relation to the previous year, and reached 21.7%.

3 - Investments

In 2001, CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$248,695 thousand in programs for improving their electric systems:

Investments made

Amounts in thousands of reais	CFLCL*	Cenf	Energipe	Celb	Saelba	Total
Generatiom	131,703	543	92	-	-	132,338
Transmission/Distribuition	21,859	4,434	25,748	4,581	28,941	85,563
Others	5,430	664	7,735	1,166	15,799	30,794
Total	158,992	5,641	33,575	5,747	44,740	248,695

(*) Includes investments in generation and transmission by CAT-LEO Energia S/A (R$28,443) and by Usina Termelétrica de Juiz de Fora (R$107,717).

Some of the highlights of these investments are:

- Conclusion of the first stage of the Juiz de Fora thermoelectric power plant (84 MW), in which R$107 million was invested;
- Contracting of the principal equipment for the construction of 5 SHP with total capacity of 100 MW, for R$26.6 million. These power plants should be concluded by mid 2003;
- Conclusion of the Benjamim Mário Baptista SHP (9.5 MW), with investment of R$13 million;
- Construction of 98 km of transmission lines, especially the 25 km, 138 kV line from Juiz de Fora Thermoelectric Power Plant to the substation of Guary Power Plant, owned by Juiz de Fora Thermoelectric Power Plant, and the construction of 3,681 km of urban and rural networks in the distribution system of CFLCL and its subsidiaries;
- Starting of the project for automating the 50 substations and implementing the Distribution Network Management System at Saelpa, the investments of which will reach R$7.1 million. Both had been concluded at CFLCL, CENF, CELB and Energipe in prior years;
- Installation of about 140 thousand electric energy meters in consumer units that lacked measurement, 81 thousand of which in Saelpa's area of operation;
- Conclusion of the new information technology platform at Saelpa, with investment of R$ 6.0 million;
- Saelpa vehicle fleet renewal and expansion, involving the investment of R$5.5 million, which permitted the cancellation of vehicle lease contracts, representing a net expense reduction of R$2.0 million per year.

4 - Investments in Subsidiaries

In the year, the evaluation of the investments in subsidiaries reflected equity loss of R$256 thousand for the Company, compared to equity gain of R$8,665 thousand in 2000.

Performance and Operating Indicators of Electric Energy Distribution Companies and Consolidated, for 2001

Amounts in thousands of reais	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Concession Area (Km²)	16.331	1.000	17.419	1.789	54.595	91.134
No. of Consumers	281.059	74.878	403.235	123.816	772.985	1.655.973
No. of Employees	750	97	607	182	1.157	2.793
Sales to Retail Market (GWh)	910	263	1.661	456	1.952	5.242
Own Generation of Energy (GWh)	241	47	-	-	-	288
Energy Losses in Own System (%)	10.4	9.1	15.4	13.4	27.5	-
DEC – Equivalent Outage Duration per Customer (hours)	10.49	16.83	9.17	12.87	21.31	-
FEC – Equivalent Outage Frequency per Customer (number)	14.78	24.94	10.46	13.86	14.15	-
Gross Operating Revenue	241.534	52.419	328.019	79.315	378.729	1.062.590
Net Operating Revenue	194.445	40.337	274.558	67.433	312.175	871.096
Controllable Expenses	38.891	10.761	43.315	12.655	65.215	165.452
Net Financial Expenses	48.498	41	41.633	2.302	13.806	126.601
Energy Services Result	50.739	8.235	83.984	(8.562)	(4.515)	132.954
Net Income (Loss) for the Year	(252)	5.978	(6.172)	(7.235)	(12.501)	(736)
Funds Generation - EBITDA	68.441	11.348	103.503	(1.555)	3.914	188.906
Tariff Recovery Revenue	13.103	7.273	50.818	20.194	77.350	168.738
Wholesale Energy Market Revenue (Expenses)	49.634	-	47.014	(20.627)	(63.862)	12.159
EBITDA / Net Revenue - %	35.2	28.1	37.7	-	1.3	21.7

It should be stressed that on May 18, 2001, subsidiary Teleserv started operations in Grande Aracaju, Sergipe. It is the first undertaking by the Cataguazes-Leopoldina System in the converging telecommunications industry and it has the commercial name of LIG TV. LIG TV is the second company in South America to operate with the MMDS – Multipoint Multichannel Distribution Service (pay-TV), with digital technology and the first to operate at the same time with digital and analog signals.

5 - Community Work and Environment Preservation

An increasing number of social, cultural and educational actions by Cataguazes-Leopoldina proves its involvement with the community where it is located. The Company's social concern had already been made clear in 1985 with the establishment of the Ormeo Junqueira Botelho Cultural Foundation, and was expanded by the creation of "Cultural Power Plants" and the project "Café com Pão, Arte e Confusão" (a project of theater, music and dance for children from low-income families). In 2001 this work proceeded and benefited

580 children, who participate in several artistic activities at no cost. The Rio Novo "Cultural Power Plant" was inaugurated, the sixth maintained by the Company, and an agreement was established with the São José Cultural Movement for the establishment of one more unit, this time in the city of Ubá. In the "Cultural Power Plants", which offer musical shows and theater plays – the ticket is paid by furnishing one kilogram of non-perishable food for donation to charity institutions – artists, producers and various cultural groups find support for the development of their work.

In the environmental area the Company proceeded with the reforestation work in the SHP – small hydroelectric plants, especially the Benjamim Mário Batista power plant. However, the most significant fact was Cataguazes-Leopoldina's joining the CCX – Chicago Climate Exchange, the worldwide exchange market for the trading of CO_2 Retention Certificates, which represents one of the Company's pioneering marks. It is the first company in Brazil to enter this innovating market. The Company's great trump cards are the private natural reserves of the Mauríco and Coronel Domiciano Plants and other SHP.

Provided below is the information related to CFLCL's social and economic performance:

Social Accomplishments

1. Economic and Financial Indicators (R$ 000)	**2001**	**2000**
1.1 – Net Operating Revenue	194.445	133.051
1.2 – Operating Result (excluding R$ 1.660 in 2001 and R$ 37.141 in 2000 related to interest on capital)	509	628
1.3 - Gross Payroll	18.931	20.325
2. Labor Indicators (R$ 000)		
2.1 – Meals	1.894	1.571
2.2 – Compulsory Payroll Charges	4.870	4.139
2.3 - Private Pension Plan	377	418
2.4 – Health Care	558	534
2.5 – Education	294	289
2.6 – Profit Sharing	-	1.284
2.7 – Other Benefits	292	169
Total – Labor Indicators (2.1 to 2.7)	8.285	8.404
3. Social Indicators and Investments (R$ 000)		
3.1 – Taxes (excluding payroll charges)	48.695	48.366
3.2 – Contribution to Society - Citizenship Investments	1.920	1.522
3.3 - Environmental Investments	379	155
3.4 – Rural Lighting Program	2.275	1.274
3.5 - Energy efficiency research and development program	1.274	1.220
Total – Social Indicators and Investments (3.1 to 3.5)	54.543	52.537
4. Employment Indicators		
4.1 – No. of employees at yearend	750	729
4.2 – No. of employees hired in the year	52	52

Statements of value added for the years ended December 31, 2001 and 2000

(In thousands of Brazilian reais)

		2001	2000
1-	**GENERATION OF VALUE ADDED**		
	Revenue from sale of energy and services	241,534	177,287
	Nonoperating income	2,809	5,536
	Less Inputs:		
	Cost of energy purchased	77,155	48,714
	Electric energy transportation	6,281	5,527
	Third-party services	9,024	7,482
	Supplies	3,880	3,128
	Other operating costs	7,735	8,921
		104,075	73,772
2-	**GROSS VALUE ADDED**	140,268	109,051
	Depreciation and amortization	12,934	11,440
3-	**NET VALUE ADDED**	127,334	97,611
	Equity adjustment	(256)	8,665
	Goodwill amortization	(1,476)	(1,887)
	Financial revenue	3,452	2,974
	Capital gain (sale of shares)	-	79,305
4-	**UNDISTRIBUTED VALUE ADDED**	129,054	186,668
5-	**DISTRIBUTION OF VALUE ADDED**		
	Personnel	20,857	19,282
	Government: (taxes and contributions)	48,695	48,366
	Intra-sectorial transfers	9,810	10,655
	Interest	48,717	32,214
	Rental	1,227	995
	Profit distribution for the year		
	Interest on capital / dividends	-	39,129
	Employee and Management profit sharing	-	1,284
	Profit reserves	(252)	34,743
		129,054	186,668

6 - Cataguazes-Leopoldina Site Awarded 2nd Prize in the POP+ Contest of 2002 Issuance of ADRs and Performance of Shares at Bovespa

POP+ Prize - The Cataguazes-Leopoldina site in the Internet was awarded the 2nd prize in the POP+ contest of 2002, organized by MZ Consult and LatinFinance to honor the best Investor Relations sites in Brazil, based on direct voting by investors, analysts, and other capital market players. Overshining 53 other competing companies, the CFLCL site remained in the 1st place up to the last 24 hours before voting time was closed, when it was surpassed by only 12 votes.

Issuance of ADRs and Performance of Shares at Bovespa - The Brazilian Securities Commission (CVM) approved the issuance of Cataguazes-Leopoldina share receipts – the so-called American Depositary Receipts, of Level 1. Each ADR represents 10,000 common or preferred Class "A" shares issued by CFLCL. The ADR issuing bank is The Bank of New York and Banco Itaú will be in charge of the custody of the bonds. The purpose of this issuance is providing greater visibility to CFLCL bonds, to show their potential and seek a better quotation, and therefore obtain better financing conditions.

In 2001, CFLCL Class "A" preferred shares, the trading volume of which on the São Paulo Stock Market (Bovespa) reached the amount equivalent to R$ 6.1 million, achieved a profitability level of 7.5%. The Bovespa index (Ibovespa), on the contrary, recorded an 11.5% decrease. At yearend, CFLCL's preferred Class "A" shares were quoted at R$1.58 per thousand, compared to their book value of R$3.16.

The Management.

FINANCIAL STATEMENTS TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(Translation of the report originally issued in Portuguese. See Note 37 to the financial statements.)

To the Management and Shareholders of
Companhia Força e Luz Cataguazes-Leopoldina:

(1) We have audited the individual (Company) and consolidated balance sheets of COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity and sources and applications of funds for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial position of Companhia Força e Luz Cataguazes-Leopoldina and subsidiaries as of December 31, 2001, and the results of their operations, the changes in their shareholders' equity and their sources and applications of funds for the years then ended, in accordance with accounting practices emanating from Brazilian corporate law.

(4) As commented in Notes 6, 7 and 8, the Company and the subsidiaries recorded in the financial statements as of December 31, 2001, accounts receivables related to the tariff recovery for the energy rationing period, and prepaid expenses related to cost variation of Portion "A" (CVA) arising from the application of Executive Act No. 14 (still subject to approval by the Brazilian Congress), Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (GCE). Additionally, the Company and subsidiaries recorded assets and liabilities related to the sale and purchase of energy within the context of the Wholesale Energy Market (MAE), based on internal estimates, in accordance with preliminary understandings with ANEEL still pending formalization. The amounts related to tariff recovery for the energy rationing period and the prepaid expenses related to cost variation of Portion "A" (CVA) will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of tariff adjustments, both of which are pending ANEEL'S review and approval.

Cataguases, March 27, 2002

ARTHUR ANDERSEN S/C
Mauro Moreira
Engagement Partner

Balance sheets as of december 31, 2001 and 2000

(Translation of the original in Portuguese)
(In thousands of Brazilian reais)

ASSETS

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
CURRENT ASSETS				
Cash and cash equivalents	1,656	1,997	6.425	10.168
Open market applications	238	118	1,397	33.765
Consumers and concessionaires	76.998	25.862	348,633	250.283
Notes and other accounts receivable	3,809	1,947	38,741	17.071
Renegotiated receivables	-	-	39.176	24.478
Extraordinary tariff recovery	4.368	-	56,245	-
Allowance for doubtful accounts	(2,406)	(756)	(98,946)	(98.670)
Inventories	818	639	5,653	5.577
Sundry debtors	1.334	1.114	1,479	5.021
Recoverable taxes	7.586	5.734	35.101	17.951
Prepaid expenses	2.488	156	9.419	327
	96.889	36.811	443.323	265.971
LONG-TERM ASSETS				
Extraordinary tariff recovery	8.735	-	112.493	-
Securities	6.536	-	11.441	6.566
Renegotiated receivables	-	-	28,007	57,996
Subsidiaries and associated companies	150,807	34,540	11,059	-
Recoverable taxes	1.671	-	16.946	-
Tax credits	21,076	23,020	147,491	141.366
Guarantees and linked deposits	793	23,651	21.745	48.308
Prepaid expenses	3.643	-	13.352	-
Other	6.634	6,729	36,930	17.394
	199.895	87.940	399.464	271.630
PERMANENT ASSETS				
Investments	451.464	455.162	10.859	11.164
Fixed Assets	242.899	234.987	1.353.045	1.212.807
Deferred charges	903	692	437.178	412.337
	695.266	690.841	1.801.082	1.636.308
TOTAL ASSETS	992.050	815.592	2.643.869	2.173.909

Balance sheets as of december 31, 2001 and 2000

(Translation of the original in Portuguese)
(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	PARENT COMPANY		CONSOLIDATED	
	2001	**2000**	**2001**	**2000**
CURRENT LIABILITIES				
Suppliers	21,795	12,064	202.578	48,691
Debt charges	276	145	10,830	1,850
Loans and financing	152,862	26,893	491,815	352,692
Debentures	12.210	15,895	12.210	15.895
Payroll	39	52	2,853	2.191
Taxes and social contributions	5.343	7,881	95,531	64,851
Interest on capital/dividends	897	21,418	3,212	23.306
Regulatory charges	1,300	2,027	7.329	5.071
Accrued liabilities	2.072	1.750	8.944	8.09[illegible]
Other	2.605	2.011	21,153	11.708
	199.399	90.136	856,455	534.348
LONG-TERM LIABILITIES				
Suppliers	5,354	-	40,121	-
Loans and financing	77.036	40,746	407,565	318.853
Debentures	144,662	149,035	144,662	149.035
Deferred income tax	-	-	1,512	1.964
Taxes payable	3,347	-	62,855	104,480
Parent companies and subsidiaries	88,096	46,780	-	-
Provision for contingencies	3,979	26,134	102,883	141,291
Provision for actuarial deficit	-	-	40.513	46,553
Other	2,170	504	54,286	2,141
	324,644	263,199	854,397	764,117
Liabilities related to the public service concession	65,802	59,800	107,110	98,148
	390.446	322.999	961.507	862.265
MINORITY INTEREST	-	-	464.613	415.265
SHAREHOLDERS' EQUITY				
Capital	334.335	334.335	334.335	334.335
Monetary restatement of capital	9.837	9.837	9.837	9.837
Treasury stock	(5.245)	(5.245)	(5.245)	(5.245)
Capital reserves	26.545	26.545	22.367	23.104
Profit reserves	36.733	36.985	-	-
	402.205	402.457	361.294	362.031
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	992.050	815.592	2.643.869	2.173.909

The accompanying notes are an integral part of these balance sheets.

Statements of income for the years ended december 31, 2001 and 2000

(Translation of the original in Portuguese)

(In thousands of Brazilian reais, except for per share data)

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Gross operating revenue				
Electricity sales to final consumers	178,317	161,125	926,201	501,806
Electricity sales to distributors	51,776	5,424	125,549	29,202
Specialized services	-	-	630	98
Farming and cattle raising	-	-	89	13
Other revenues	11,441	10,738	10,121	9,228
	241,534	177,287	1,062,590	540,347
Operating revenue deductions				
Billed ICMS	34,221	33,804	140,273	89,090
PIS, COFINS and ISS	9,297	6,854	39,875	20,210
Global reversion quota - RGR	3,571	3,578	11,346	7,040
	47,089	44,236	191,494	116,340
Net operating revenue	**194,445**	**133,051**	**871,096**	**424,007**
Operating income (expenses):				
Personnel	20,857	19,282	89,030	57,866
Supplies	3,880	3,128	15,483	8,062
Third party services	9,024	7,482	45,142	24,913
Electricity purchased for resale	77,006	48,714	462,125	169,401
Financial compensation for utilization of hydroelectric resources	149	139	149	139
Electric power transportation	6,281	5,527	46,496	24,698
Depreciation and amortization	12,934	11,440	43,017	27,006
Fuel usage quota (CCC)	6,239	7,077	22,395	18,052
Provision for contingencies	273	-	(3,551)	121
Other income (expenses)	7,063	5,507	17,856	25,240
	143,706	108,296	738,142	355,498
Services income	**50,739**	**24,755**	**132,954**	**68,509**
Financial revenue (expense)				
Financial applications revenue	864	839	4,568	25,420
Monetary variation and late payment charges for energy sold	2,562	2,135	14,427	6,023
Debt charges	(47,552)	(31,426)	(153,986)	(76,426)
Interest on capital	1,660	(37,141)	(735)	(37,921)
Other income (expenses)	(4,372)	(2,453)	8,390	(6,905)
	(46,838)	(68,046)	(127,336)	(89,809)
Goodwill amortization	(1,476)	(1,887)	(17,506)	(16,010)
Equity adjustment	(256)	8,665	-	-
Operating results	**2,169**	**(36,513)**	**(11,888)**	**(37,310)**
Nonoperating income	2,809	260,666	2,981	222,718
Nonoperating expense	(1,626)	(180,095)	(6,286)	(181,845)
Income (loss) before social contribution tax, income tax, profit sharing and reversal of interest on capital	**3,352**	**44,058**	**(15,193)**	**3,563**
Social contribution tax	(456)	(2,726)	(1,841)	(1,746)
Income tax	(1,488)	(3,317)	(3,843)	5,453
Income (loss) before profit sharing and reversal of interest on capital	**1,408**	**38,015**	**(20,877)**	**7,270**
Management and employees profit sharing	-	(1,284)	(400)	(1,697)
Minority interest	-	-	19,806	(9,577)
Income (loss) before reversal of interest on capital	**1,408**	**36,731**	**(1,471)**	**(4,004)**
Reversal of interest on capital	(1,660)	37,141	735	37,921
Income (loss)	(252)	73,872	(736)	33,917
Earnings (loss) per tousands of share - R$	(0,002)	0,581		

The accompanying notes are an integral part of these statements.

Statements of sources and applications of funds for the years ended december 31, 2001 and 2000

(Translation of the original in Portuguese)

(In thousands of Brazilian reais, except for per share data)

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Sources of funds				
From operations (see below)	24.652	31.860	-	98,166
From third parties				
Financing obtained	50,941	56,307	141.746	172.875
Consumers contribution	6.002	4.575	8.962	9.971
Interest on capital received from subsidiaries	1.660	958	-	-
Decrease in long-term assets	-	13.034	29.906	-
Increase in long-term liabilities	-	-	24.899	-
Increase in minority interest	-	-	98.963	263,530
Working capital - at beginning of year	-	-	-	3.686
Total sources	83.255	106,734	304.476	548.228
Funds Applied				
From operations (see below)	-	-	23.544	-
In investments	35	14.230	12.953	159.105
Goodwill on acquisition of investments	-	-	26.542	360.809
In fixed assets	22,592	26.789	200.675	96.276
In deferred charges	240	577	1,538	634
Transfer from long-term to current liabilities	11.753	50,091	183.244	74.787
Interest on capital/dividends	-	39,129	735	39,909
Treasury stock	-	2.639	-	2,639
Increase in noncurrent assets	97.820	-	-	18,499
Total aplications	132,440	133.455	449,231	752,658
Decrease in working capital	(49,185)	(26,721)	(144.755)	(204,430)
Represented by:				
Current assets				
At beginning of year	36.811	26.677	265.971	104,999
At end of year	96.889	36.811	443.323	265.971
	60.078	10.134	177.352	160.972
Current liabilities				
At beginning of year	90.136	53.281	534.348	168.946
At end of year	199.399	90.136	856.455	534.348
	109.263	36.855	322.107	365.402
Decrease in working capital	(49.185)	(26.721)	(144.755)	(204.430)
From operations				
Net income (loss)	(252)	73.872	(736)	33.917
Items not affecting working capital:				
Interest and monetary variations of long-term items	12.980	23.398	32.067	33.716
Equity adjustment	256	(8.665)	-	-
Depreciation and amortization	12.934	11,440	43,017	27.006
Goodwill amortization	1.476	1.887	17.506	16.010
Residual value of permanent assets written off	2.065	1.748	3.495	16.885
Capital gain (loss)	-	(20.646)	3.399	(20.646)
Gain from sale of investments	-	(58.659)	-	(18.723)
Deferred income and social contribution taxes	1.944	(1.879)	(6.577)	(13.814)
Extraordinary tariff recovery	(3.381)	-	(72.372)	-
"Portion A" cost variation - long-term	(3.643)	-	(13.352)	-
Provision for contingencies	273	8.300	(10.237)	13.917
Minority interest	-	-	(19.806)	9.577
Other	-	1.064	52	321
	24.652	31.860	(23.544)	98.166

The accompanying notes are an integral part of these statements.

Statements of changes in shareholder's equity for

(Translation of the original in Portuguese)

	Paid-in and update capital			Capital
	Capital	Monetary restatement of capital	Treasury Stock	Goodwill on subscription of shares
Balances as of January 1, 2000	**334,335**	**9,837**	**(2,606)**	**6,057**
Treasury stock	-	-	(2,639)	-
Net actuarial deficit recorded by subsidiary Energipe according to CVM Resolution No. 371	-	-	-	-
Net income	-	-	-	-
Proposed appropriation of net income				
Legal reserve	-	-	-	-
Interest on capital assigned to dividends	-	-	-	-
Withholding income tax on interest on capital	-	-	-	-
Dividends to be distributed	-	-	-	-
Statutory reserve	-	-	-	-
Balances as of December 31, 2000	334,335	9,837	(5,245)	6,057
Net loss	-	-	-	-
Absoption of Losses	-	-	-	-
Balances as of December 31, 2001	334,335	9,837	(5,245)	6,057

The accompanying notes are an integral part of these statements.

the years ended december 31, 2001 and 2000

(In thousands of Brazilian reais, except for per share data)

	Reserves			Profit Reserves			
	Investment grants	Remuneration for construction in progress	Other capital reserves	Statutory	Legal	Retained earnings	Total
	9,927	**6,386**	**4,175**	**1,461**	**5,009**	-	**374,581**
	-	-	-	-	-	-	(2,639)
	-	-	-	-	-	(4.228)	(4.228)
	-	-	-	-	-	73,872	73,872
	-	-	-	-	3,694	(3,694)	
	-	-	-	-	-	(32.385)	(32.385)
	-	-	-	-	-	(5,715)	(5.715)
	-	-	-	-	-	(1,029)	(1.029)
	-	-	-	26.821	-	(26.821)	-
	9.927	6,386	4.175	**28,282**	**8,703**	-	**402,457**
	-	-	-	-	-	(252)	(252)
	-	-	-	(252)	-	252	-
	9,927	6,386	4.175	28.030	8,703	-	402,205

Notes to the Financial Statements

1- Operations

Companhia Força e Luz Cataguazes-Leopoldina is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, providing services to approximately 281,059 consumers (unaudited).

Companhia Força e Luz Cataguazes-Leopoldina is also the parent company of Energisa S.A. (parent company of Empresa Energética de Sergipe S.A. - Energipe, Companhia Energética da Borborema - CELB, and Sociedade Anônima de Eletrificação da Paraíba - Saelpa), of Companhia de Eletricidade de Nova Friburgo - CENF, of Cat-Leo Energia S.A. (independent energy producer and holding 50% of equity interests in Usina Termelétrica de Juiz de Fora S/A), of Multipar S.A. Planejamento e Corretagem de Seguros (insurance services and brokerage), of Multiagro Agropecuária, Comércio e Indústria Ltda. (farming and cattle raising). Teleserv S.A., Telecabo S.A. and MCL Cabo S.A. (telecommunications). The ownership percentages and information on these companies are shown in Notes 4 and 12.

As of December 31, 2001 and 2000, the Company had negative working capital of R$102,510 (R$413,132 consolidated) and R$53,325 (R$268,377 consolidated), respectively. This imbalance mainly results from the acquisition of shareholding control of Sociedade Anônima de Eletrificação da Paraíba – Saelpa – on November 30, 2000 and from the Energy Rationing Program, introduced by the Federal Government on June 1, 2001, which reduced the Company's revenues in the period from June 2001 to December 2001 by approximately 20%. In order to make up for this imbalance, the Company's management has scheduled the following cash inflow for next year:

· Capitalization of R$91,909 from shareholder Alliant Energy Holdings do Brasil Ltda. in Pbpart – SE 1 S/A (see Note 36)

· Financing from BNDES (National Bank for Economic and Social Development), related to the extraordinary tariff recovery (see Note 6), in the amount of R$58,875 (net of current portion);

· Reimbursement from the Ministry of Mines and Energy, related to the Energy Rationing Program costs, in the amount of R$17,695 (see Note 34);

· Financing, under negotiation with the BNDES, related to investments already made, in the amount of R$141,724.

2 - Presentation of Financial Statements

The financial statements were prepared and are presented in accordance with accounting practices emanating from Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency – ANEEL.

ANEEL reviewed the procedures of the Chart of Accounts of the Electric Energy Public Services, preparing a document denominated Accounting Manual for Electric Energy Public Service, including a Chart of Accounts, accounting instructions and a schedule for disclosure of financial information, resulting in important changes in the accounting and disclosure practices then applicable to the companies in this industry. The regulations included in this Manual should be compulsorily applied effective January 1, 2002.

3 - Principal Accounting Practices

a) Open market applications are represented by temporary cash investments and bank deposit certificates, stated at their restated value as of the balance sheet date.

b) Consumers and Concessionaires include the estimated billed and unbilled electricity sales, to the balance sheet closing date, determined under the accrual basis.

c) Allowance for doubtful accounts is considered sufficient to cover possible losses in the realization of receivables, taking into consideration ANEEL's instructions.

d) Inventories are stated at average acquisition cost, which does not exceed market value.

e) Investments in subsidiaries are accounted for under the equity method of accounting, based on the shareholders' equity of such companies as of December 31, 2001 and 2000. The remaining investments are accounted for at cost, monetarily restated to December 31, 1995. Goodwill on Goodwill acquisition of ownership control of subsidiaries CENF, CELB, Energipe and Saelpa is amortized according to the period of the electric energy distribution concession, based on the projected results of these concessionaires, i.e., CENF over 20 years starting July 1997, CELB over 30 years starting January 2000, Energipe over 30 years starting December 1997, and Saelpa, *under the straight-line method, over 30 years starting December 2000.* As of December 31, 2001, the balances to be amortized are: CENF, R$36,411, CELB, R$83,033, Energipe, R$8,210, and Saelpa, R$307,079.

f) Fixed assets are stated at cost, monetarily restated to December 31, 1995. Additions, from this date, are accounted for at cost. Depreciation is calculated under the straight-line method, based on the estimated useful lives of the assets, and are charged to results for the year or construction in progress cost.

Goodwill from merger of Energipe, recorded in the consolidated fixed assets, is being amortized according to the period of the electric energy distribution concession, based on the projected results of Energipe for the next 30 years starting April 1998. As of December 31, 2001, the balance to be amortized related to this goodwill is R$500,543 (R$514,641 in 2000).

g) In view of the provisions of General Instructions No. 35 and No. 36, of the Chart of Accounts for Electric Energy Public Services, interest and other financial charges and inflationary effects, related to financing obtained from third parties, effectively used in construction in progress, are recorded in this subgroup as cost. The Company and its subsidiaries did not calculate interest on capital for construction in progress.

h) Deferred charges are stated at cost of acquisition of corporate system maintenance software, amortized over five years.

Goodwill paid on acquisitions of CENF, CELB, Energipe and Saelpa, for purposes of presentation, in the consolidated, is classified in Deferred Charges.

i) Loans and financing are restated based on the contractual rates in effect on the balance sheet date.

j) Income tax was calculated at the rate of 15% on taxable income, plus a 10% surtax. Social contribution tax was calculated at the rate of 9%. Tax credits from deferred income and social contribution taxes were computed in accordance with CVM Resolution No. 273/97, at the rates of 25% and 8%, respectively, which will be in effect upon realization of these credits.

k) A provision was set up for contingent liabilities at amounts considered sufficient by management and legal advisors to cover unfavorable outcomes.

l) Revenues and expenses are recognized in income for the year under the accrual basis.

m) Costs associated to the supplementary retirement and pension plan are recorded under the accrual basis.

n) Other assets and liabilities are stated at known or determinable amounts, plus, when applicable, related income earned or charges incurred to the balance sheet date.

o) The preparation of financial statements in accordance with accounting practices emanating from Brazilian corporate law requires management of the Company and its subsidiaries to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results from these transactions and information may differ from the estimates upon effective realization in subsequent periods. The principal estimates related to the financial statements refer to the recording of the effects arising from the Emergency Energy Rationing Program, Recovery of Portion "A" Cost Variations (CVA), Electricity Purchased and Sold in the Wholesale Energy Market (MAE), allowance fordoubtful accounts, provision for contingencies and pension plans.

4 - Consolidated Financial Statements

The consolidated financial statements include the financial statements of Companhia Força e Luz Cataguazes-Leopoldina and of its subsidiaries as follows:

	Ownership interest	
	2001	2000
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Cia. de Eletricidade de Nova Friburgo	59.47	59.31
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.A	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent company of Energipe (99.63% of voting capital and 99.66% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and of Pbpart SE1 S.A (50.1% of total and voting capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

The consolidated financial statements were prepared based on the financial statements of subsidiaries as of December 31, 2001 and 2000, in accordance with the technical consolidation criteria provided for in CVM Instruction No. 247/96.

Main consolidation procedures are as follows:

a) Elimination of intercompany balances;

b) Elimination of the Company's investments in subsidiaries included in the consolidation, as well as intercompany investments;

c) Elimination of revenues and expenses arising from consolidated intercompany balances;

d) Minority interest is presented in separate captions in the financial statements.

Reconciliation between net income (loss) and the shareholders' equity for the Company and consolidated as of December 31 is as follows:

	2001		2000	
	Net Loss	Shareholder's equity	Net income	Shareholder's equity
Parent Company	(252)	402.405	73.872	402.457
Unrealized profit in trasactions with subsidiaries	(484)	(40.911)	(39.955)	(40.426)
Consolidated	(736)	361.294	33.917	362.031

5 - Consumers and Concessionaires

a) Parent Company

	Current	Overdue up to 30 days	Overdue from 31 to 90 days	Overdue from 91 to 180 days	Overdue from 181 to 360 days	Overdue Over 360 days	TOTAL 2001	TOTAL 2000
Residential	2,952	1,643	241	75	2	1	4,914	6,801
Industrial	3,416	587	119	67	37	388	4,614	3,747
Commercial, services, and other activities	1,211	635	156	89	56	66	2,213	2,454
Rural	758	259	60	15		5	1,097	1,266
Public sector:								
Federal	7	2	2	1	1	7	20	22
State	73	19	21	11	15	71	210	159
Municipal	267	72	78	39	54	261	771	610
Public lighting	41	70	116	71	92	1,212	1,602	1,342
Public Service	358	37	42	40	64	148	689	597
Subtotal - consumers	**9,083**	**3,324**	**835**	**408**	**321**	**2,159**	**16,130**	**16,998**
Concessioneries (*)	-	-	-	-	-	-	56,854	5,809
Unbilled sale	-	-	-	-	-	-	4,014	3,055
Total	**9,083**	**3,324**	**835**	**408**	**321**	**2,159**	**76,998**	**25,862**

b) Consolidated

	Current	Overdue up to 30 days	Overdue from 31 to 90 days	Overdue from 91 to 180 days	Overdue from 181 to 360 days	Overdue Over 360 days	TOTAL 2001	TOTAL 2000
Residential	10.340	10.299	4,405	2.912	4,510	14,047	46.513	57.976
Industrial	7.911	3.034	1,376	1.427	2,629	15.917	32.294	30.866
Commercial, services, and other activities	5.169	3.841	2.377	2.053	1,985	7.450	22.875	22.732
Rural	1.386	919	584	390	1.056	7.985	12.320	14.195
Public sector:								
Federal	1.580	787	987	1.246	2.128	10,550	17.278	6.270
State	288	126	129	116	171	672	1.502	8.336
Municipal	538	232	224	194	303	1,865	3.356	7.586
Public lighting	1.572	1.123	1,734	2.044	3.746	29,631	39,850	37.880
Public Service	2.344	247	2.076	269	164	731	5.831	5.191
Others	-	-	-	-	-	-	12.314	2.079
Subtotal - consumers	**31,128**	**20,608**	**13,892**	**10,651**	**16,692**	**88,848**	**194,133**	**193,111**
Concessioneries (*)	-	-	-	-	-		133.025	29.841
Unbilled sale	-	-	-	-	-	-	21.475	27.331
Total	**31,128**	**20.608**	**13,892**	**10.651**	**16,692**	**88,848**	**348,633**	**250,283**

(*) Include electricity sold in MAE – Wholesale Energy Market (see Note 7)

6 - Extraordinary Tariff Recovery

Based on the provisions set forth by the Executive Act No. 14, of Resolution No. 91, of the Energy Crisis Management Committee - CGE, of December 21, 2001, and ANEEL Resolution No. 31, of January 24, 2002, the Company and its subsidiaries, CENF, Energipe, CELB, and Saelpa, aiming at the financial equilibrium of the concession contracts, conducted a survey in connection with the tariff increase applicable to all concessionaires of electric energy public services, by means of recovering consumption losses arising from Emergency Energy Rationing Program for the period from June 1 to December 31, 2001.

The extraordinary tariff recovery will be based on tariffs in effect on December 31, 2001, as recognized by ANEEL:

a) 2.9% to residential and rural consumers (except for low-income consumers)

b) 7.9% to remaining consumers.

The extraordinary tariff recovery, in the amount of R$13,103 (R$168,738 in the consolidated), was recorded as revenue from sales of electricity to final consumers for 2001. This amount is composed of:

a) R$4,768 (R$106,277 in the consolidated), related to the difference between the revenue in accordance with the parameters defined by aforementioned Resolutions and that determined by Company for the above-mentioned period, affected by the decrease in consumption arising from the Emergency Energy Rationing Program. On March 11, 2002, the Company and its subsidiaries submitted to ANEEL the extraordinary tariff recovery calculations, which are subjected to ANEEL's final approval. In order to be entitled to this compensation, the companies waivered any claim, either judicial or out-of-court, related to facts and rules in connection with the Emergency Energy Rationing Program and extraordinary tariff increase, as well as they adhered to the agreement entered into by the electric energy sector agents, as provided for by Executive Act No. 14 and GCE Resolution No. 91, and ANEEL Resolution No. 31.

b) R$8,335 (R$62,461 in the consolidated) related to the energy made available by independent suppliers, which was not committed by means of agreements, which was named "energy from independent suppliers". This amount was recorded as operating income and includes R$303 (R$2,280 in the consolidated) related to PIS and COFINS (taxes on revenue).

The energy from independent suppliers was also recorded as operating expense based on a notice to agents, disclosed on March 13, 2002, by the Energy Wholesale Market Services Administrator (ASMAE), in the amount of R$8,032 (R$60,181 in the consolidated), net of PIS and COFINS. These amounts will be repassed to the generating companies.

Possible decisions made by the electric energy sector authorities, in relation to the extraordinary tariff recovery and the amount related to energy from independent suppliers, may give rise to significant adjustments to the amounts recorded by the Company and its subsidiaries. The definitive amounts to be disclosed should be approved by ANEEL, in conformity with Resolution No. 72, of February 7, 2002.

Under the extraordinary tariff recovery agreement, the Company and its subsidiaries will pay to Furnas Centrais Elétricas, Companhia Energética de Minas Gerais, Companhia de Eletricidade do Rio de Janeiro, and Companhia Hidro Elétrica do São Francisco, the full amounts set forth in the initial electricity sales agreements, reduced by a 0.9759 factor, established by ANEEL. As of December 31, 2001, these amounts total R$3,176 (R$28,572 in the consolidated), which added to the amount related to the aforementioned energy from independent suppliers , totaled R$11,208 (R$88,753 in the consolidated), and was recorded in the result for the year, under the caption "Electricity purchased for resale", in Suppliers in current and long-term liabilities.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa will be granted a financing by the BNDES, as an advance on the extraordinary tariff recovery compensation, in the approximate amount of 90% of the amount to be reimbursed. Funds arising from the extraordinary tariff recovery increase billed to the companies consumers will be fully used for settling this financing. The extraordinary tariff recovery will be effective for the period required to compensate the determined amount.

7 - Wholesale Energy Market - MAE

	2001				2000			
	Parent Company		Consolidated		Parent Company		Consolidadet	
Period	Sold	Purchased	Sold	Purchased	Sold	Purchased	Sold	Purchased
Jul/99 to Aug/00	24	1	482	82	410	227	10,721	3.211
Sept/00 to Apr/01	3.176	528	20,060	1.252	4,791	63	16,730	63
May/01	913	-	3,297	3,363	-	-	-	-
Jun to Dec/01	50.826	-	104.363	88.357	-	-	-	-
Total	**54.939**	**529**	**128.202**	**93.054**	**5.201**	**290**	**27,451**	**3.274**

The amounts for the period between September 2000 and April 2001 were accrued by the Company's management based on the information available by MAE.

For the remaining months in 2001, the balances were calculated based on internal estimates, in accordance with not yet formalized preliminary agreements with ANEEL, information stated in the statement provided by MAE, dated March 13, 2002, and on other data related to operations of the Group companies, as well as legislation in force.

Possible decision by the electric energy sector authorities, in connection with operations in the MAE, may give rise to significant adjustments to the amounts recorded by the Company and its subsidiaries.

8 - Recovery of "Portion A" Variation Costs (CVA)

Interministerial Rulings No. 296, of October 25, 2001, and No. 25, of January 24, 2002, established the Recovery of "Portion A" Variation Costs (CVA) account, with the purpose of recording variations of costs, negative or positive, occurred during the period between annual tariff adjustments, for the items provided for in the energy distribution concession contracts. Subsequently ANEEL, though Resolution No. 90, of February 18, 2002, defined "Portion A" items, as well as the financial remuneration form, by incorporating the financial effects, and defining the tariff recovery period, which encompasses the period from January 1 to October 25, 2001. The Company and its subsidiaries included the items below as "Portion A" components:

- Fuel Usage Quota (CCC);
- Tariff for use of transmission facilities of the basic network;
- Financial compensation for use of water resources;
- Energy purchased based on initial contracts;
- Global Reversion Quota (RGR);
- Electric Energy Service Inspection Fee (TFSEE); and
- Connection charges.

The Company and its subsidiaries calculated CVA amounts of R$4,931 (R$18,490 in the consolidated), which was subsequently restated based on the SELIC between the payment and balance sheet dates, totaling R$5,465 (R$20,030 in the consolidated). These amounts were recorded in Prepaid expenses in current and long-term liabilities, based on their estimated realization. On March 11, the "Portion A" calculations including monetary restatement to October 25, 2001, in the amount of R$4,866 (R$13,344 in the consolidated), were submitted to ANEEL, and are still pending approval.

9 - Renegotiated Credits - Consolidated

Creditor	Debtor	Renegotiated credits	Credits as of 31/12/2001	Monthly installments	Annual restatement index	Credit as of 12/31/2000
Saelpa	Cia. de Água e Esgotos da Paraiba - CAGEPA	79,198	52,711	21	IGD-DI	64,155
Saelpa	Government of the state of Paraiba	18,171	14,472	21	IGD-DI	18,319
Total			67,183			82,474
Current portion			39,176			24,478
Noncurrent portion			28,007			57,996

Those credits are related to electricity consumption to June 2000, renegotiated in July 2000. The credit from CAGEPA is pledged by CAGEPA's revenues, and the Banco do Estado da Paraíba - Paraiban is the intermediary agent.

10 - Recoverable Taxes

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
ICMS (state VAT)	2,115	482	20,391	1,727
IRRF (withholding income tax)	1,238	530	5,474	5,698
IRPJ (corporate Income tax)	3,703	2,827	17,450	6,388
CSSL (social contribution tax)	1,867	1,612	7,152	3,180
PIS (tax on revenue)	5	4	134	69
COFINS (tax on revenue)	20	14	627	193
Social security contribution	309	265	819	696
	9,257	5,734	52,047	17,951
Current portion	7,586	5,734	35,101	17,951
Noncurrent portion	1,671	-	16,946	-

11 - Tax Credits

As of December 31, the Company and its subsidiaries had recoverable tax credits related to the temporary difference, tax loss and social contribution tax loss carryforwards, as follows:

	PARENT COMPANY				CONSOLIDATED			
	Income Tax		Social contribution tax		Income Tax		Social contribution tax	
	2001	2000	2001	2000	2001	2000	2001	2000
Tax losses	55.885	48.264	50.197	46.042	253.383	211.082	210.906	170.161
Temporary additions								
Provision for contingencies	2,578	1.330	2.578	1.330	76.894	93.601	70.892	87.847
Provision for taxes under litigation	-	19.999	-	12.758	52.192	39.738	30.034	19.042
Allowance for doubtful accounts	2.406	756	2.406	756	16.358	36,877	16.358	36.877
Actuarial deficit - CVM Resolution No. 371	-	-	-	-	45.767	46,553	45.767	46.553
Other	5.230	1.703	1.703	1.703	24.946	21.499	2.365	2.365
Total	66.099	72.052	56.884	62.589	469.540	449.350	376.322	362.845
Applied rate	25%	25%	8%	8%	25%	25%	8%	8%
Taxes credits (income and social contribution taxes)	16.525	18.013	4.551	5.007	117.385	112.338	30.106	29.028

The Company's management, based on projected future results, estimates to realize these credits within the next ten years. Subsidiaries Saelpa, Energipe, CELB and CENF expect to realize these tax credits in up to 8 years.

12 - Investments

	PARENT COMPANY 2001	PARENT COMPANY 2000	CONSOLIDATED 2001	CONSOLIDATED 2000
Investments in subsidiaries	404.468	406,338	-	-
Goodwill on acquisition of investments	36,411	37,892	-	-
Investments stated at cost	10.585	10.932	10.859	11.164
	451.464	455.162	10.859	11.164

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	2001	2000
Capital	755.904	15.600	3.553	5.550	1.140	300	168	13.151		
Number of shares and sharequotas held (thousand):										
Common	18.991	57.509	3,531	-	38	9	14	13.150		
Preferred	-	-	1	-	75	20	2	-		
Sharequotas	-	-	-	3.700	-	-	-	-		
Ownership (%)	50.07	59.47	99.96	66,67	99,10	97,59	95,54	99,99		
Net income (loss)	(7.032)	5.978	(475)	(439)	(678)	-	-	1.162		
Shareholders' equity	733.964	35.441	448	1.430	400	264	70	13.774		
Equity Adjustment	(3.521)	3.544	(475)	(293)	(672)	-	-	1,161	(256)	8.665
Investments	367.495	21.077	448	953	396	258	67	13.774	404.468	406.338

13 - Transactions with Related Parties

	Saelpa	CENF	Multipar S.A.	Multiagro Ltda.	Energipe	Energisa S.A.	Teleserv S.A.	Telecabo S.A.	UTEJF S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	CELB	PBPart Ltda.	PBPart Se2	PBPart Se1	2001	2000
Advance and loans (payable) receivable	23.145	(278)	-	-	(9.631)	-	-	-	-	-	-	(224)	(64.485)	(13,330)	-	(64.803)	(12.240)
Advances for future capital increase	-	-	115	894	-	4.036	8.293	1.592	-	415	112.127	-	-	-	42	127.514	21.923
Services provided	357	5.826	-	-	571	-	-	-	-	-	222	542	-	-	-	7.518	6.424
Electricity sold (purchased)	(6.927)	-	-	-	-	-	-	-	(822)	-	(2.172)	-	-	-	-	(9.921)	(476)
Connection costs	-	-	-	-	-	-	-	-	304	-	198	-	-	-	-	502	-
Financial revenues (expenses)	677	(274)	-	-	(2.819)	-	-	-	-	-	-	(38)	(9,137)	(1,679)	-	(13.270)	(3.261)
Software sold	1.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.500	950
Stocks sold	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	133.108

Advances and loan transactions are subject to market compatible interest, except for those related to advances for future capital increase which are not subject to interest.

Transactions are supported by loan facilities, and were subject to acknowledgement and approval by ANEEL.

Services (related to the administrative and support areas and acquisition of software for the planning and resource management integrated system) were provided under usual market conditions.

14 - Fixed Assets

	Annual average depreciation rates (%)	PARENT COMPANY		CONSOLIDATED	
		2001	2000	2001	2000
In use:					
Production -					
Generation of hydraulic energy	2.68	63,476	63,028	87,050	73,994
Generation of thermoelectric energy	5.00	-	-	48,782	-
Connection transmission system	2.63	11,708	11,324	15,114	11,324
Distribution-					
Lines, networks and substations	4.57	195,650	187,954	706,142	658,898
Sale	4.05	20,463	18,481	104,902	91,184
Administration	9.75	22,275	18,323	61,948	45,476
		313,572	299,110	1,023,938	880,876
(-) Accumulated depreciation:					
Production-					
Generation of hydraulic energy		(7,403)	(5,967)	(9,091)	(7,662)
Generation of thermoelectric energy		-	-	(199)	-
Connection transmission system		(976)	(688)	(996)	(688)
Distribution-					
Lines, networks and substations		(72,056)	(64,257)	(262,150)	(231,771)
Sale		(6,488)	(5,741)	(35,618)	(31,943)
Administration		(7,496)	(5,686)	(18,135)	(13,711)
		(94,419)	(82,339)	(326,189)	(285,775)
In construction:					
Production-					
Generation of hydraulic energy		3,797	3,469	39,902	26,132
Generation of thermoelectric energy		-	-	3,122	-
Connection transmission system		168	528	1,994	1,976
Distribution-					
Lines, networks and substations		18,426	11,468	87,467	57,893
Sale		515	268	2,962	2,963
Administration		840	2,483	19,306	14,101
		23,746	18,216	154,753	103,065
Subtotal		242,899	234,987	852,502	698,166
Goodwill from merged company		-	-	538,012	538,012
Accumulated amortization		-	-	(37,469)	(23,371)
Subtotal		242,899	234,987	500,543	514,641
Total		242,899	234,987	1,353,045	1,212,807

In accordance with articles No. 63 and 64 of Decree No. 41,019, of February 26, 1957, the assets and installations used for production, transmission, distribution, including sale of electricity, are linked to these services, and cannot be removed, sold, ceded or mortgaged in guarantee without the previous and express authorization of the Regulatory Agency. ANEEL Resolution no. 20/99 regulates the release of assets related to Electric Energy Public Service concessions, granting previous authority for release of assets included in the concession, when such assets are intended for sale, requiring that the proceeds of the sale be deposited in a blocked account and used in the concession.

15 - Deferred charges

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Goodwill on acquisition of investments	-	-	434,733	411,575
Software acquisition cost	960	721	2,535	1,239
Accumulated amortization	(57)	(29)	(90)	(477)
Total	903	692	437,178	412,337

16 - Financial Charges and Inflationary Effects

According to General Instruction No. 36, of the Chart of Accounts of Electric Energy Public Services, CVM Instruction No. 193, of July 11, 1996, the following amounts were transferred to Construction in Progress:

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Financial charges recorded in results	47,938	31,917	155,266	79,509
(-) Transfers to construction in progress	(386)	(491)	(1,280)	(3,083)
Net	47,552	31,426	153,986	76,426

17 - Loans and Financing

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
In local currency, interest of up to 6.5% p.y. and monetary restatement based on the long-term interest rate (TJLP) (Finame and BNDES)	57,532	30,646	257,581	259,014
In local currency, interest of up to 8% p.y. and Finel variation (Eletrobrás)	11,511	11,105	30,829	39,512
In local currency, interest of up to 4% p.y. and monetary restatement based on the TJLP (BNDES)	-	-	188,550	50,877
In local currency, interest of up to 6% p.y. and monetary restatement based on the General Market Price Index – IGP-M (Campina Grande municipality authorities)	-	-	-	25,976
In local currency, interest of 3% p.y. and monetary restatement based on the IGP-M variation (state of Paraiba)	-	-	-	219,445
In local currency, interest of up to 10% p.y. and monetary restatement based on the IGP-DI variation (Inergus)	-	-	13,226	12,829
In local currency, interest of 10% p.y. and monetary restatement above CDI (Interbank deposit rate) variation (Bradesco)	3,992	-	15,147	-
In local currency, interest based on the CDI variation (Itacatu, Alliant, and The Latin America Energy)	15,852	-	15,852	-
In local currency, interest of 1% p.m. and monetary restatement based on the TR index (Funasa)	-	-	6,506	6,973
In local currency, interest from 1.20% to 11.59% p.y. above CDI (Banks: Mercantil, BIC Banco, BNL, Unibanco, Rural, ABN Amro Real, Shahin, ABC Brasil, Itaú, HSBC, BBA Credtanstalt, BBM, Brascan, and BES)	140,326	25,888	334,343	43,435
In local currency, interest up to 5.5% p.y. and monetary restatement based on the TJLP variation (Unibanco, Banco BNL, HSBC, and BIC)	238	-	21,080	-
In local currency, interest of 2% p.y and monetary restatement based on the CDI variation(Banco HSBC – Compror)	447	-	4,664	-
Total local currency	229,898	67,639	887,778	658,061
In foreign currency (US$), interest of 8.5% p.y. plus exchange variation (Unibanco, and Banco Real)	-	-	11,602	13,484
Total	229,898	67,639	899,380	671,545
Short-term portion	152,862	26,893	491,815	352,692
Long-term portion	77,036	40,746	407,565	318,853

Financing obtained from Finame is guaranteed by financed equipment.

Financing obtained from Banese, BNDES and Eletrobrás are guaranteed by revenues from the Company and its subsidiaries.

Financing obtained by Pbpart Ltda. from BNDES, in the amount of R$54,945 (R$50,877 in 2000) for acquisition of shareholding interest in Companhia Energética da Borborema – CELB, is guaranteed by shares escrow.

Others loans are guaranteed by revenues from the Company and its subsidiaries and/or promissory notes issued in favor of the institutions.

Long-term financing matures as follows:

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
2002	-	4,587	-	77,300
2003	27,122	5,979	146,402	79,191
2004	11,449	6,207	128,706	77,821
2005	11,668	6,532	85,418	46,380
2006	11,295	6,217	20,264	15,449
2007	8,593	5,612	13,229	11,356
After 2007	6,909	5,612	13,546	11,356
	77,036	40,746	407,565	318,853

18 - Debentures

Main characteristics of debentures:

Order number	1st issue	3rd issue		4th issue	
Series	Single	1st Series	2nd Series	1st Series	2nd Series
Issue type	Public	Public	Public	Public	Public
Issue Date	07/01/1990	08/01/1997	08/01/1997	12/08/1997	12/08/1997
Maturity	07/01/2002	02/01/2005	02/01/2006	12/08/2007	12/08/2007
Guarantee	Floating	Floating	Floating	Actual	Actual
Remuneration	TR + 12% p.y.	TJLP +4% p.y.	TJLP +4% p.y.	TJLP + 5,5% p.y.	TJLP + 2,5% p.y.
Number of debentures	30,000	3.000	2.500	663.609	1.067.696
Amount on issue date	-	30.000	25.000	33.180	53.385
Debentures outstanding	-	3,000	2.500	663.609	1.067.696
Debentures in Treasury	30.000	-	-	-	-
Number of amortizations payment	-	14 semiannual	14 semiannual	5 annual issues, each one corresponding to 20% of the nominal issue date value, added by the capitalization portion of TJLP and interest; the 1st one maturing at the end of the 6th year after the first issue.	
Type	Nonconvertible into shares	Nonconvertible into shares, together with bonus or subscription		Convertible into share	
Balance as of 31/12/2001	-	25.501	25.136	40.760	65.475
. *Short-term portion*	-	6.762	4.879	258	311
. Long-term portion	-	18.739	20.257	40.502	65.164

19- Taxes Installment Payment - Consolidated

In 2001, subsidiaries CENF and Saelpa opted for the Tax Recovery Program - REFIS. Saelpa and subsidiary CELB also decided to pay its ICMS tax debts in installments with the Government of the state of Paraiba. As of December 31, 2001, those debts totaled R$116,534 and are recorded in "Taxes and Social Contributions", in current liabilities and "Recoverable taxes", in long-term liabilities, the settlement of which is as follows:

Year	CENF	Saelpa	CELB	Total
2002	620	58,934	854	60,408
2003	620	41,926	-	42,546
2004	620	4,537	-	5,157
2005	620	4,764	-	5,384
After 2005	282	2,757	-	3,039
Total	2,762	112,918	854	116,534
Short-term Portion	620	58,719	854	60,193
Long-term Portion	2,142	54,199	-	56,341

20- Liabilities Related to Public Service Concession

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Consumer contributions	64,393	58,391	105,399	96,437
Reversion reserve	1,409	1,409	1,711	1,711
	65,802	59,800	107,110	98,148

Consumer contributions represent third party interest in construction work for electric energy supply in areas not included in the concessionaires' expansion projects.

The reversion reserve, recognized on December 31, 1971, represents the amount of funs from the reversion fund, which were used in the expansion projects of the Company and subsidiary Energipe, plus annual interest of 5% paid monthly.

The accounts, as well as corresponding assets, should not be included for determining the financial indicators, as they are not actual debts.

21- Income and Social Contribution Taxes

Revenue (expense) from income and social contribution taxes, recognized in income for the year, was calculated as follows:

	PARENT COMPANY				CONSOLIDATED			
	Income Tax		Social Contibution		Income Tax		Social Contribution	
	2001	2000	2001	2000	2001	2000	2001	2000
Income before income and social contribution taxes	3,352	44,058	3,352	44,058	(15,193)	3,563	(15,193)	3,563
Permanent additions	8.580	(29,969)	5.248	(28,886)	66.281	22.124	62.192	25.482
Calculation basis	11,932	14.089	8.600	15,172	51.089	25.687	47.000	29.045
Tax rates	25%	25%	9%	9%	25%	25%	9%	9%
Income and social contribution taxes	(2,983)	(3,522)	(774)	(1,365)	(12,772)	(6,422)	(4,230)	(2.614)
Difference of tax rate additional	-	24	86	(1,361)	48	96	168	(1,399)
Income and social contribution taxes from prior years	-	(5)	-	-	111	-	(36)	(55)
Tax incentive (4% PAT and cultural activities)	-	186	-	-	238	287	-	-
Tax credits over tax losses and social contribution tax loss carryforwards	1.495	-	232	-	8.532	11.492	2.257	2.322
Revenue (expense) from income and social contribution taxes	(1.488)	(3.317)	(456)	(2.726)	(3.843)	5.453	(1.841)	(1.746)

Deferred income Tax in the consolidated

	2001		2000	
Inflationary profit from prior years	7.804	617	9.584	738
Realization for the year	(1.876)	(121)	(1.780)	(121)
Calculation basis	5.928	496	7.804	617
Tax rate	25%	(*)6%	25%	(*)6%
Deferred income tax	1.482	30	1.927	37

(*) Portion of inflationary profit taxed at reduced rate.

22- Capital - Company

Subscribed and paid-in capital, in 2001 and 2000, is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, with no par value. Class "A" preferred shares have no voting rights but have priority for reimbursement of capital in case of Company's liquidation and for distribution of noncumulative minimum dividends of 10% p.y. Class "B" preferred shares have no voting rights but have priority in distribution of noncumulative fixed dividends of 6% p.y.

The Company's bylaws provide for the distribution of minimum mandatory dividends of 25% on adjusted net income.

The Company's Board of Directors, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By December 31, 2001, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired, and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

23- Dividends / Interest on Capital of Subsidiaries

At the Annual Shareholders' Meetings, the management of subsidiary CENF and Cat-Leo will propose the payment of interest on capital in the amount of R$1,813 and R$582, respectively, to be computed as dividends for the year. Of the amount subject to approval, the Company will be entitled to R$1,660.

For financial statement presentation purposes, the amounts of interest paid/received are being reversed in the statements of income as a contra entry to accumulated losses under shareholders' equity and in investments under permanent assets of the parent company.

24- Statutory Reserve

This reserve represents the profits amount remaining after other reserves were set up and dividends were distributed. It is intended for expansion and refurbishment of installations and investments, limited to 80% of capital.

25- Electricity Sold to Final Consumers

a) Parent Company

	UNAUDITED					
	NUMBER OF CONSUMERS		MWh		R$	
	2001	2000	2001	2000	2001	2000
Residential	213,498	202,623	291,201	342,453	72,937	76,760
Industrial	3,062	3,411	295,725	305,813	39,389	34,677
Commercial	26,359	24,498	128,621	141,376	25,144	25,234
Rural	34,701	29,830	97,825	107,931	13,486	12,923
Public sector:						
Federal	40	27	278	411	209	67
State	369	358	5,926	6,717	1,092	1,015
Municipal	2,292	2,251	12,473	14,198	2,449	2,190
Public lighting	195	195	46,376	53,414	5,632	4,639
Public service	399	393	29,389	29,322	3,916	3,048
Own consumption	144	137	1,891	2,429	-	-
Subtotal	**281,059**	**263,723**	**909,705**	**1,004,064**	**164,254**	**160,553**
Value-added tax (ICMS)	-	-	-	-	(34,221)	(33,804)
Extraordinary Tariff recovery	-	-	-	-	13,103	-
Unbilled sales (net)	-	-	218	1,858	960	572
Electricity sales to distributors	-	-	21,096	30,788	51,776	5,424
Other billed services	-	-	-	-	11,441	10,738
Total	**281,059**	**263,723**	**931,019**	**1,036,710**	**207,313**	**143,483**

b) Consolidated

	UNAUDITED					
	NUMBER OF CONSUMERS (*)		MWh (**)		R$ (*)	
	2001	2000	2001	2000	2001	2000
Residential	1.420.227	1.341.644	1.554.289	1.134.888	322.172	222.524
Industrial	11.759	12.103	1.930.509	1.449.591	186.386	116.368
Commercial	130.801	118.849	761.384	556.535	139.125	91.604
Rural	73.253	62.358	259.088	202.459	28.159	20.970
Public sector:						
Federal	566	563	43.477	27.263	10.706	3.931
State	5.899	5.615	67.622	46.783	12.082	7.034
Municipal	10.297	9.977	67.764	36.309	9.274	5.511
Public lighting	1.331	1.500	263.441	186.747	27.258	16.793
Public service	1.447	1.411	288.587	167.623	28.155	13.342
Own consumption	386	375	6.067	4.917	-	-
Subtotal	**1.655.966**	**1.554.395**	**5.242.228**	**3.813.115**	**763.317**	**498.077**
Value-added tax (ICMS)	-	-	-	-	(140.273)	(89.090)
Extraordinary Tariff recovery	-	-	-	-	168.738	-
Electricity sales to distributors	7	12	312.873	240.889	125.549	29.202
Unbilled sales (net)	-	-	(107.702)	99.326	(5.854)	3.729
Other billed services	-	-	-	-	10.840	9.339
Total	**1.655.973**	**1.554.407**	**5.447.399**	**4.153.330**	**922.317**	**451.257**

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.
(**) Includes one month's revenues of Saelpa – in 2000.

26- Management Fees

Personnel expenses includes the amount of R$2,022 (R$1,535 in 2000) in the Company, and R$5,707 (R$4,993 in 2000) in the consolidated, related to management fees.

27- Provision for Contingencies

a) Parent Company

Contingencies	2001 Accrued Amount Current	2001 Accrued Amount Accumulated	2001 Guarantees and linked deposits	2000 Accrued Amount Current	2000 Accrued Amount Accumulated	2000 Guarantees and linked deposits
Labor						
Employees	(3)	407	180	(150)	410	169
Civil						
Consumers	875	1,124	26	129	249	19
Other	-	501	-	-	501	-
Subtotal	**875**	**1,625**	-	**129**	**750**	**19**
Tax						
Pis/Cofins	(22,428)	1,250	-	8,255	23,678	22,966
Other	(599)	697	587	66	1,296	497
Subtotal	**(23,027)**	**1,947**	**587**	**8,321**	**24,974**	**23,463**
TOTAL	**(22,155)**	**3,979**	**793**	**8,300**	**26,134**	**23,651**

In 2001, the reversion of R$22,428 refers to PIS/Cofins settled with guarantees and linked deposits, and R$273 was recorded as provision for contingencies.

In 2000, R$6,725 is recorded as operating revenue deductions, and R$1,575, as other financial expenses.

b) Consolidated

Contingencies	2001 Accrued Amount Current	2001 Accrued Amount Accumulated	2001 Guarantees and linked deposits	2000 Accrued Amount Current	2000 Accrued Amount Accumulated	2000 Guarantees and linked deposits
Labor						
Employees	(12.181)	35.950	14.226	(150)	48,131	12,242
Employee relationships	(54)	382	-	111	436	-
Subtotal	**(12.235)**	**36.332**	**14,226**	**(39)**	**48,567**	**12,242**
Civils						
Consumers	2.212	29.312	2.365	139	27,100	304
Outther	(1.189)	1.281	184	-	2,470	201
Subtotal	**1.023**	**30.593**	**2.549**	**139**	**29,570**	**505**
Tax						
Pis/Cofins	(30.366)	13.650	-	14.488	44.016	33.070
ICMS	-	2.679	-	-	2.679	-
INSS	1.865	15.101	4.383	1.205	13,236	997
Outher	(890)	4.528	587	66	5,418	1.494
Subtotal	**(29.391)**	**35.958**	**4.970**	**15.759**	**65.349**	**35.561**
Total	**(40,603)**	**102,883**	**21,745**	**15.859**	**143,486**	**48,308**

In 2001, of reversed amount of R$40,603, R$30,366 is related to Pis/Cofins settled with guarantees and linked deposits, R$6,754 refers to payroll, R$3,551 in provision for contingencies with restatement of R$68 in other financial expenses.

In 2000, R$13,526 is recorded as operating revenue deductions, R$1,942 as other financial expenses, R$738 as personnel expenses, R$451 as other financial expenses, and R$798 was paid to the Federal Government.

28- Commercial Lease

The Company is the lessee of a helicopter, with purchase option, through a commercial lease agreement contracts in the amount of R$1,088 (R$1,751 in 2000). Installments mature between January 2002 and May 2003, and have been recorded in income on the accrual basis of accounting. In 2001, such expenses amounted to R$677 (R$606 in 2000), in the Company and in the consolidated, and were recorded in Other expenses in the statement of income.

29- Insurance

Amounts insured are determined and contracted on technical bases and are considered sufficient to cover eventual losses arising from permanent assets and inventories claims.

30- Financial Instruments (CVM Instruction Nº 235/95)

a) General Considerations

Derivative instruments and operations involving indexing units are used aiming at hedging the asset and liability transactions of the Company and its subsidiaries.

In accordance with Management's assessments, risks are minimum, since there is no concentration of counterparts, and operations are carried out with acknowledged financially sound banks and within approved limits.

b) Financial Instruments Market Values

Book values related to operations with subsidiaries stated in the balance sheets, when compared to amounts which might be obtained in active market negotiations or, if not applicable, to the net present value, adjusted based on the market interest rate in effect, approximate market values.

Book values of financing and loans in connection with electrification projects, obtained in local currency, with Centrais Elétricas Brasileiras S.A. – Eletrobrás and consumers, are compatible with these operations values, not available in the money market. The Company has no financing in foreign currency related to electrification projects.

c) Risk Factors

Credit Risk

The risk arises from the possibility that the Company and its subsidiaries may incur losses due to difficulties in collecting the amounts billed to their consumers, concessionaires and permittees. In order to reduce credit risk, and to assist in the management of default risk, the Company and its subsidiaries monitor accounts receivable from consumers, and interrupt electricity supply, in case the consumer does not make related payments. In case of consumers, the credit risk is minimum, due to the dispersed customers' portfolio.

Foreign Currency Risk

The risk arises from the possibility that the Company and its subsidiaries may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency obtained in the market. The Company and subsidiary Energipe, aiming at ensuring that such variations do not affect results and cash flows, have, as of December 31, 2001, exchange swap operations in total contracted nominal amount of US$48.6 million plus LIBOR equal to 3.94% and 4.06% per year, added by 1.25% over LIBOR p.y., respectively. The related swap operations limits the financial charges of these contracts to the CDI variation, added to 2.3% p.y. (CFLCL) and 1.9% p.y. (Energipe).

For the year ended December 31, 2001, a loss was determined in the amount of R$3,620 (R$11,318 in the consolidated) was determined in connection with exchange swap operations.

Interest Rate Risk

The risk arises from the possibility that the Company and its subsidiaries may incur losses due to interest rate fluctuations, which would increase the financial expenses related to the loans and financing operations in the market.

The company does not have derivative contracts hedging against this risk, even though the Company constantly monitors interest taxes in order to analyze the needs of replacing its debts.

Other book values of financial instruments, assets and liabilities, are recorded in asset accounts at amounts compatible with those in the market.

31- Supplementary Pension Plan

The Company and subsidiaries Energipe, Saelpa, and CELB sponsor supplementary retirement and pension plans for their employees, either of defined contribution (CFLCL) and defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are assessed on an actuarial basis at each yearend, aiming at checking whether contributions are sufficient to set up reserves required to meet current and future payment commitments.

Benefit plans' characteristics are as follows:

COMPANY	BENEFIT PLAN	ANNUAL CONTRIBUTION 2001	ANNUAL CONTRIBUTION 2000	% PAY ROLL	ACTUARIAL SURPLUS/DEFICIT 2001	ACTUARIAL SURPLUS/DEFICIT 2000
CFLCL	Cat-Leo	318	418	2.10	-	-
Energipe	Inergus	1,330	1,283	7.53	(**) (12,729)	(12,647)
Saelpa	Funasa	2,788	1,471	13.80	(**) (33,038)	(33,906)
CELB	(*)	128	180	3.40	1,065	1,126

(*) managed by BB Previdência
(**) R$5.254 was recorded in current liabilities as other accounts payable, and R$40.513 was recorded in long-term liabilities.
Surplus related to CELB Plan was not recorded.

Defined benefit plans are composed as follows:

	INERGUS 2001	INERGUS 2000	FUNASA 2001	FUNASA 2000	CELB (*) 2001	CELB (*) 2000
Mathematical reserves						
Unvested benefits	41,739	39,857	49,654	42,974	63	64
Vested benefits :						
. Current benefit generation plan	26,185	19,696	41,186	40,909	393	5
. Other current benefit generation contributions	(20,472)	(14,013)	(8,821)	-	-	-
	5,713	5,683	32,365	40,909	393	5
	47,452	45,540	82,019	83,883	456	69
Plan's net assets	34,723	32,893	48,981	49,977	1,521	1,195
Accumulated surplus (deficit)	(12,729)	(12,647)	(33,038)	(33,906)	1,065	1,126

(*) managed by BB Previdência.

As permitted by CVM Resolution No. 371, of December 13, 2000, subsidiaries Energipe and Saelpa recognized provisions for covering actuarial deficits of sponsored plans, as of December 31, 2000, as well as provisions for related tax effects, of R$4,173 and R$11,051, respectively. These provisions are directly recorded in shareholders' equity, and do not impact results for the year ended December 31, 2000 of subsidiaries. The same procedure was adopted by Energisa S/A and CFLCL, which recorded the amounts of R$8,445 and R$4,228, respectively, corresponding to related provisions.

Actuarial Assumptions:

	CFLCL	Energipe	Saelpa	CELB
Actual annual interest rate	-	6%	6%	6%
Expected actual salary increase	-	0.5%	1%	-
General mortality table	-	CSO-58	GAMT 71	CSO-58
General disability mortality table	-	Ex - IAPC	Ex - IAPC	Ex - IAPC
Disability table	-	IAPB-57	IAPB-57	HUNTER/A VINDAS
Expected expense for 2002	653	1,389	3,865	235

32- Nonoperating Income (Expense)

	PARENT COMPANY		CONSOLIDATED	
	2001	2000	2001	2000
Income				
Shares sold:				
Energisa	-	101,376	-	101,376
Energipe	-	133,108	-	93,172
Capital gain from change in interest in subsidiary Energisa	-	20,646	-	20,646
Other	2,809	5,536	2,981	7,524
Total	2,809	260,666	2,981	222,718
Expense				
Cost of shares sold and goodwill written off:				
Energisa	-	82,653	-	82,653
Energipe	-	93,172	-	93,172
Other	1,626	4,270	6,286	6,020
Total	1,626	180,095	6,286	181,845

At the Board of Directors' Extraordinary Meeting held on January 25, 2000, the sale of 5,107,630 shares of Energisa S.A., representing 24.2% of the total voting capital of the subsidiary to Alliant Energy Holdings do Brasil Ltda., for R$101,376, was approved. The book value of the assets sold on that date was R$82,653, resulting in a gain of R$18,723.

At this Meeting held on January 25, 2000, the Company sold 6,112,300 shares of Energipe, representing 13.66% of its capital, to subsidiary Energisa S.A., for R$133,108. The book value of this asset on the sale date was R$93,172, of which R$59,198 referred to investment and R$33,974 to the net book value of the goodwill paid on acquisition of Energipe's shares. Consequently, the Company had a gain of R$39,936 in this transaction.

33- Electric Energy Public Services Concession

The company and its subsidiaries signed, with Aneel, electric energy distribution and generation concession contracts, renewable for the same concession periods, with the following, characteristics:

Company	Signing Date	Concession Period	End of Concession
CFLCL	06/18/1999	20 years	07/07/2015
CENF	06/18/1999	20 years	07/07/2015
Energipe	11/23/1997	30 years	11/23/2027
CELB	02/04/2000	30 years	02/04/2030
Saelpa	01/15/2001	30 years	01/15/2031

34- Emergency Energy Rationing Program

Due to the low levels of reservoirs of the Brazilian hydrographic basins for the first half-year of 2001, the Federal Government established from June 1, 2001, an Emergency Energy Rationing Program. Main measures adopted may be summarized as follows:

a) A surcharge to customers who have exceeded their consumption quotas, initially defined at 20%;

b) Distribution of a bonus to consumers of certain consumption ranges, who achieved a consumption reduction higher than that originally established;

c) Authorization to industrial and commercial consumers to directly purchase and sell electricity through energy certificates issued and/or bilateral transactions, so as to cover exceeding consumption quotas or to sell its monthly electricity surplus.

Certificates granted/issued were registered by the Company in the Energy Wholesale Market - MAE.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa recorded the following reimbursable costs, surcharges and bonus:

	2001	
	PARENT COMPANY	CONSOLIDATED
Rationing costs – (Other- Noncurrent assets)	1,526	5,077
Surcharge – (Other – Long-term liabilities)	(1,777)	(12,583)
Bonus – (Other – Noncurrent assets)	4,830	25,201
Total	4,579	17,695

35- Income per Activity

In compliance with ANEEL Official Letter No. 838/2000, below are the statements of income related to electric energy generation and distribution, and of unusual activities - investments in other companies:

	2001				2000
	UNAUDITED				
	GENERATION	DISTRIBUTION	UNUSUAL ACTIVITIES	TOTAL	TOTAL
Operating revenue					
Electricity sale to final consumers	10,066	168,251	-	178,317	161,125
Electricity sale to distributors	-	51,776	-	51,776	5,424
Other	1,370	10,071	-	11,441	10,738
	11,436	230,098	-	241,534	177,287
Operating revenue deductions					
Global reversion quota – RGR	1,516	2,055	-	3,571	3,578
Taxes and contributions	474	43,044	-	43,518	40,658
	1,990	**45,099**	**-**	**47,089**	**44,236**
Net operating revenue	**9,446**	**184,999**	**-**	**194,445**	**133,051**
Operating expenses					
Personnel	3,460	17,397	-	20,857	19,282
Supplies	784	3,096	-	3,880	3,128
Third party services	1,010	8,014	-	9,024	7,482
Financial compensation for utilization of hydroelectric resources	149	-	-	149	139
Electricity purchased	-	77,006	-	77,006	48,714
Electric power transportation	-	6,281	-	6,281	5,527
Fuel usage quota (CCC)	-	6,239	-	6,239	7,077
Depreciation and amortization	2,020	10,914	-	12,934	11,440
Provisions	-	2,245	-	2,245	-
Other	424	4,667	-	5,091	5,507
	7,847	**135,859**	**-**	**143,706**	**108,296**
Services income	1,599	49,140	-	50,739	24,755
Income from interest in companies and goodwill amortization	-	-	(1,732)	(1,732)	6,778
Financial income	(1,513)	(33,583)	(11,742)	(46,838)	(68,046)
Operating income	86	15,557	(13,474)	2,169	(36,513)
Nonoperating income	-	1,254	(71)	1,183	80,571
Income (loss) before social contribution, income tax,profit sharing and reversal of interest on capital	86	16,811	(13,545)	3,352	44,058
Social contribution tax	(6)	(1,646)	1,196	(456)	(2,726)
Income tax	(20)	(4,421)	2,953	(1,488)	(3,317)
Income before profit sharing and reversal of interest on capital	**60**	**10,744**	**(9,396)**	**1,408**	**38,015**
Management and employees' profit sharing	-	-	-	-	(1,284)
Income (loss) before reversal of interest on capital	60	10,744	(9,396)	1,408	36,731
Reversal of interest on capital	-	-	(1,660)	(1,660)	37,141
Net income (loss)	**60**	**10,744**	**(11,056)**	**(252)**	**73,872**

36- Subsequent Event

In accordance with shareholders' agreement entered into indirect subsidiary ENERGIPE and Alliant Energy Holdings do Brasil Ltda. ("Alliant"), the latter contributed capital, in the amount of R$91,909, in PBPART-SE 1 S/A, parent company of SAELPA, on January 31, 2002.

37- Explanation Added for Translation to English

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

CATAGUAZES-LEOPOLDINA SYSTEM



CFLCL • COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Headquarters
Praça Rui Barbosa, 80 - Centro
Cataguases / MG
CEP: 36.770-901
Tel: (32) 3429-6000
Fax: (32) 3421-424[illegible]
Internet: *www.cataguazes.com.br*
Office - Rio
Av. Presidente Vargas, 463 - 4º andar
Rio de Janeiro - RJ
CEP: 20.071-0[illegible]
Tel: (21) 2509-3771 / 2509-762[illegible]
Fax: (21) 2221-795[illegible]

CENF • COMPANHIA DE ELETRICIDADE DE NOVA FRIBURGO
Headquarters
Av. Presidente Vargas, 463 - 4º andar (parte)
Rio de Janeiro - RJ
CEP: 20.071-003
Tel: (21) 2509-3771 / 2509-7623
Fax: (21) 2221-79[illegible]
Internet: *www.cenf.com.br*
Office - Nova Friburgo
Av. Euterpe Friburguense, 111
Nova Friburgo - RJ
CEP: 28.605-130
Tel: (22) 2522-8252
Fax: (22) 2522-0553

ENERGIPE • EMPRESA ENERGÉTICA DE SERGIPE S.A.
Headquarters
Rua Ministro Apolônio Sales, 81 - Bairro Inácio Barbosa
Aracaju / SE
CEP: 49.010-130
Tel: (79) 216-1600
Fax: (79) 249-1900
Internet: *www.energipe.com.br*

CELB • COMPANHIA ENERGÉTICA DA BORBOREMA
Headquarters
Av. Elpídio de Almeida, 1.111 - Catolé
Campina Grande / PB
CEP: 58.104-420
Tel: (83) 310-5000
Fax: (83) 337-4201
Internet: *www.celb.com.br*

SAELPA • SOCIEDADE ANÔNIMA DE ELETRIFICACÃO DA PARAÍBA
Headquarters
BR 230 km 25 - Bairro do Cristo Redentor
João Pessoa / PB
CEP: 58.071-680
Tel: (83) 215-7000
Fax: (83) 231-2815
Internet: *www.saelpa.com.br*